# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: QUALIGEN THERAPEUTICS, INC., CIK 0001460702
CUSIP: 74754R103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5857 Owens Avenue, Suite 300, Carlsbad, California (CA), 92008
Date of event which requires filing of this statement: 11/06/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001805521
Persons authorized to receive notices and communications: Jiawei Wang, 18455 S. Figueroa Street, Gardena, California (CA), 90248, (424) 276-7616

## Reporting persons
- FARADAY FUTURE INTELLIGENT ELECTRIC INC. (CIK 0001805521): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 248,722; shared voting power 0; sole dispositive power 248,722; shared dispositive power 0; aggregate amount beneficially owned 248,722 (8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: QUALIGEN THERAPEUTICS, INC.
Address of issuer's principal executive offices: 5857 Owens Avenue, Suite 300, Carlsbad, California (CA), 92008

## Item 2. Identity and Background
Name of person filing: This statement is being filed on behalf of Faraday Future Intelligent Electric Inc. (the "Reporting Person"). The securities reported in this Schedule 13D are held directly by the Reporting Person.
Residence or business address: The principal office and business address of the Reporting Person is 18455 S. Figueroa Street Gardena, CA 90248.
Present principal occupation or employment: The principal business of the Reporting Person is the operation of a global shared intelligent electric mobility ecosystem company.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is incorporated under the laws of the State of California.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
All of the shares of the Issuer's Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to a Subscription Agreement, dated September 19, 2025, by and between the Reporting Person and the Issuer, pursuant to which the Issuer agreed to sell 248,722 shares of the Issuer's Common Stock (the "Shares") to the Reporting Person as part of a private placement offering (the "Subscription Agreement"). A copy of the form of the Subscription Agreement is filed herewith as Exhibit 1.

The sources of funds used for the above-described purchases was the working capital of the Reporting Person or its affiliates. None of the funds used in connection with such purchases were borrowed by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is filing this statement to report that it has acquired the Shares for general investment purposes pursuant to the Subscription Agreement. The Reporting Person may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer.

The Reporting Person also entered into a Lead Investor Agreement with the Issuer on September 19, 2025, pursuant to which the Issuer agreed to appoint members of its board of directors and certain officers designated by the Reporting Person upon the closing of the transactions contemplated by the Subscription Agreement (the "Lead Investor Agreement"). A copy of the Lead Investor Agreement is filed herewith as Exhibit 2.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and may decide at any time to increase the size of its investment in the Issuer in the open market, in privately negotiated transactions or otherwise.

The Reporting Person has no present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person beneficially owns an aggregate of 248,722 shares of Common Stock, representing approximately 8.0% of the outstanding shares of Common Stock (based upon 3,096,565 shares of Common Stock issued and outstanding as of September 30, 2025, as disclosed to the Reporting Person by the Issuer). All of the shares of Common Stock beneficially owned by the Reporting Person are held directly by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: All of the shares reported in this Schedule 13D are held directly by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Issuer's Common Stock during the 60 days preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities beneficially owned by the Reporting Person identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with the Subscription Agreement, the Reporting Person entered into a Registration Rights Agreement with the Issuer, on September 19, 2025, pursuant to which the Issuer agreed to file a registration statement with the Securities and Exchange Commission to register for resale certain securities of the Issuer, including the Shares, upon the fulfillment of certain conditions described therein (the "Registration Rights Agreement"). A copy of the form of the Registration Rights Agreement is filed herewith as Exhibit 3.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Form of Subscription Agreement, dated September 19, 2025.
2. Lead Investor Agreement, dated September 19, 2025.
3. Form of Registration Rights Agreement, dated September 19, 2025.

## Signatures
- FARADAY FUTURE INTELLIGENT ELECTRIC INC.: /s/ Jiawei Wang, Global President (11/12/2025)